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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Amendment No. 1
to
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

GOLDEN STATE VINTNERS, INC.
(Name of the Issuer)

Class A Common Stock, $.01 par value
Class B Common Stock, $.01 par value
(Title of Class of Securities)

38121K208 (Class B Common Stock)
(CUSIP Number of Class of Securities)

Jeffrey B. O'Neill
President and Chief Executive Officer
607 Airpark Road
Napa, California 94558
(707) 254-4900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications of Behalf of Person(s) Filing Statement)

with copies to:
 Bruce Deming, Esquire
Jack Martel, Esquire
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
Telephone Number: (415) 954-4400

This statement is filed in connection with (check the appropriate box):

☒  a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐  b.    The filing of a registration statement under the Securities Act of 1933.

☐  c.    A tender offer.

☐  d.    None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

  Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
$3,414,623	$276.24

*  For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $3,414,623 by the Issuer to holders who would otherwise hold fractional shares immediately following a 5,900 to 1 reverse stock split of the Issuer's Class A and Class B Common Stock. The total cash payment, estimated to aggregate to 1,050,653 pre-split shares, is equal to $3.25 per pre-split share. The amount required to be paid with the filing of this Schedule 13E-3 equals .00008090 (.000081) times the aggregate value.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$276.24
Form or Registration No.:	Schedule 13E-3
Filing Party:	Golden State Vintners, Inc.
Date Filed:	October 10, 2003

INTRODUCTION

        This Amendment No. 1 to the Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Golden State Vintners, Inc. (the "Company"). The Company is submitting to its stockholders a proposal to approve and adopt a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation providing for a 5,900-for-one reverse stock split of each of the Company's Class A and Class B Common Stock, par value $0.01 per share (the "Reverse Stock Split"), and a cash payment of $3.25 for each pre-split share of Class A or Class B Common Stock in lieu of the issuance of any resulting fractional shares that would otherwise be issued following the Reverse Stock Split. The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement (the "Proxy Statement") for the Company's Annual Meeting of Stockholders scheduled to be held on                        , 2003 a copy of which was filed under cover of the Company's Amendment No. 1 to Schedule 14A filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3.

        The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

        All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

        The information set forth in the Proxy Statement under the caption "Summary of Terms of Reverse Stock Split" is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 2. Subject Company Information.

        (a)   Name and Address. Golden State Vintners, Inc. is the subject company. Its principal executive office is located at 607 Airpark Road, Napa, CA 94558 and its telephone number is (707) 254-4900.

        (b)   Securities. As of November 14, 2003, there were 4,342,280 outstanding shares of Class A Common Stock and 5,170,459 outstanding shares of Class B Common Stock.

        (c)   Trading Market and Price. There is no established trading market for the Company's Class A Common Stock. The Company's Class B Common Stock is traded on the NASDAQ National Market under the symbol "VINT." The information set forth under the caption "Price Range of Class B Common Stock; Dividends; Trading Volume" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (d)   Dividends. No dividends have been paid by the Company on its Class A or Class B Common Stock during the past two years. The Company does not intend to pay dividends on either its Class A or Class B Common Stock in the immediate future.

        (e)   Prior Public Offerings. None.

        (f)    Prior Stock Purchases. None.

Item 3. Identity and Background of Filing Person.

        (a)   Name and Address. Golden State Vintners, Inc., the subject company, is the filing person of this statement. Its principal executive offices are located at 607 Airpark Road, Napa, CA 94558 and its telephone number is (707) 254-4900.

        (b)   Business and Background of Entities. Not applicable.

        (c)   Business and Background of Natural Persons. The information set forth under the captions "Election of Directors; "Director-Nominees" and "Other Executive Officers" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 4. Terms of the Transaction.

        (a)   Material Terms. The information set forth under the captions "Summary of Terms of Reverse Stock Split;" "Special Factors—Reasons for and Purpose of the Reverse Stock Split;" "Effects of the Reverse Stock Split;" "Description of the Reverse Stock Split;" and "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (c)   Different Terms. The information set forth under the captions "Summary of Terms of Reverse Stock Split" and "Effects of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (d)   Appraisal Rights. The information set forth under the caption "Description of the Reverse Stock Split—Appraisal Rights" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (e)   Provisions for Unaffiliated Security Holders. None.

        (f)    Eligibility for Listing or Trading. Not Applicable.

Item 5. Past Contacts, Transactions or Negotiations.

        (a)   Transactions. The information contained under the captions "Special Factors—Alternatives Considered" and "Past Contacts and Agreements; Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (b)   Significant Corporate Events. The information set forth under the captions "Background of the Reverse Stock Split" and "Special Factors—Alternatives Considered" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (c)   Negotiations or Contacts. The information contained in the Proxy Statement under the captions "Background of the Reverse Stock Split" and "Special Factors—Alternatives Considered" are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (e)   Agreements involving the Subject Company's Securities. The information contained under the caption "Background of the Reverse Stock Split," "Past Contacts and Agreements; Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein pursuant to General Instruction F to Schedule 13E-3.

Item 6. Purposes of the Reverse Stock Split and Plans or Proposals.

        (b)   Use of Securities Acquired. No securities will be acquired in the Reverse Stock Split. The Company will make a cash payment of $3.25 per pre-split share of Class A or Class B Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split.

        (c)   Plans.

          (1)   None.

          (2)   None.

          (3)   The information set forth under the captions "Effects of the Reverse Stock Split;" "Special Factors—Reasons for and Purpose of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (4)   None.

          (5)   None.

          (6)   The information set forth under the captions "Special Factors—Reasons For and Purpose of the Reverse Stock Split;" "Effects of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (7)   The information set forth under the captions "Special Factors—Reasons For and Purpose of the Reverse Stock Split;" "Effects of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (8)   The information set forth under the captions "Special Factors—Reasons For and Purpose of the Reverse Stock Split;" "Effects of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)   Purposes. The information set forth under the caption "Special Factors—Reasons for and Purpose of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (b)   Alternatives. The information set forth under the caption "Special Factors—Alternatives Considered" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (c)   Reasons. The information set forth under the captions "Special Factors—Reasons for and Purpose of Reverse Stock Split" and "Background of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (d)   Effects. The information set forth under the captions "Effects of the Reverse Stock Split" and "Conduct of the Company's Business after the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8. Fairness of the Transaction.

        (a)   Fairness. The information set forth under the captions "Special Factors—Alternatives Considered;" "Recommendation of the Special Committee and Our Board; Fairness of the Reverse Stock Split;" and "Opinion of Adams, Harkness & Hill" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. No director dissented to or abstained from voting on the Rule 13E-3 transaction.

        (b)   Factors Considered in Determining Fairness. The information set forth under the captions "Special Factors-Reasons for and Purpose of the Reverse Stock Split;" "Special Factors—Alternatives Considered;" "Background of the Proposed Reverse Stock Split;" "Recommendation of the Special Committee and Our Board; Fairness of the Reverse Stock Split;" and "Opinion of Adams, Harkness & Hill" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (c)   Approval of Security Holders. The information set forth under the caption "Description of the Reverse Stock Split—Vote Required" of the Preliminary Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The transaction is structured so that approval is required of at least a majority of the votes entitled to be cast at the meeting by holders of the outstanding shares of Class A and Class B Common Stock, voting together as a single class. Approval of at least a majority of the shares held by unaffiliated stockholders is not required for approval of the Reserve Stock Split.

        (d)   Unaffiliated representative. An unaffiliated representative has not been retained on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

        (e)   Approval of Directors. The information set forth under the captions "Background of the Reverse Stock Split" and "Recommendation of the Special Committee and Our Board; Fairness of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (f)    Other Offers. The information set forth under the caption "Special Factors—Alternatives Considered" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

        (a)-(c)    The information set forth under the captions "Background of the Proposed Reverse Stock Split;" "Recommendation of the Special Committee and Our Board; Fairness of the Reverse Stock Split;" and "Opinion of Adams, Harkness & Hill" is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The opinion of Adams, Harkness & Hill is an exhibit to the Proxy Statement and is incorporated herein by reference to the Proxy Statement pursuant to General Instruction F to Schedule 13E-3. The Opinion of Adams, Harkness & Hill will be made available at the Company's principal executive office during regular business hours for inspection and copying by any interested Class A or Class B Stockholder or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a)   Source of Funds. The information set forth under the caption "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (b)   Conditions. The information set forth under the caption "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (c)   Expenses. The information set forth under the caption "Costs of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference.

        (d)   Borrowed Funds. The information set forth under the caption "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11. Interest in Securities of the Issuer.

        (a)   Securities Ownership. The information set forth in the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to the General Instruction F to Schedule 13E-3.

        (b)   Securities Transactions. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

        (d)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "Summary of the Terms of the Reverse Stock Split;" "Recommendation of the Special Committee and Our Board; Fairness of the Reverse Stock Split;" and "Description of the Reverse Stock Split—Vote Required" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (e)   Recommendations of Others. The information set forth under the caption "Recommendation of the Special Committee and Our Board; Fairness of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13. Financial Statements.

        (a)   Financial Information.

          (1)   The information and financial statements set forth under Part II, Item 8, titled "Financial Statements and Supplementary Data," of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 are incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

          (2)   The information and financial statements set forth under Part I, Item 1, titled "Financial Statements," of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 are incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

          (3)   The information set forth under the caption "Selected Historical Financial Data" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

          (4)   The information set forth under the caption "Selected Historical Financial Data" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

        (b)   Pro Forma Information. The information and financial statements set forth under the caption "Pro Forma Financial Information" in the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or Recommendations. The information set forth under the captions "Voting Procedures" and "Description of the Reverse Stock Split-Exchange of Certificates for Cash Payment on Shares" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (b)   Employees and Corporate Assets. None.

Item 15. Additional Information.

        (b)   Other Material Information. The information set forth in the Proxy Statement, each Annex thereto and each Exhibit hereto is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 16. Exhibits.

        (a.1)    Proxy Statement on Amendment No. 1 to Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

        (a.2)    Form of Proxy Card filed along with the Proxy Statement on Amendment No. 1 to Schedule 14A with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

        (b)    Not applicable.

        (c.1)    The Opinion of Adams, Harkness & Hill, Inc., dated September 11, 2003, filed as Annex C to the Proxy Statement on Amendment No. 1 to Schedule 14A filed concurrently with this form is incorporated herein by reference.

        (c.2)    Fairness Opinion Presentation Materials prepared by Adams, Harkness & Hill, Inc. dated September 11, 2003 (filed herewith).

        (d)    Securities Purchase Agreement dated April 21, 1995 among the Company and John Hancock Mutual Life Insurance Company, as amended (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 333-51443) filed on April 30, 1998).

        (f)    Not applicable.

        (g)    Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDEN STATE VINTNERS, INC.
By:	/s/ JEFFREY B. O'NEILL
Name:	Jeffrey B. O'Neill
Title:	President and Chief Executive Officer
Date:	December 2, 2003

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Amendment No. 1 to SCHEDULE 13E-3
INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions or Negotiations.
  Item 6. Purposes of the Reverse Stock Split and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Issuer.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE